SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

December 10, 2024

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Draft Registration Statement on Form F-1
Confidentially Submitted October 25, 2024
CIK No. 0002041829

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 21, 2024 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on October 25, 2024 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Draft Registration Statement on Form F-1 Confidentially Submitted October 25, 2024

Cover Page

1.	You disclose that you will be a “controlled company” following the completion of this offering because of Rainbow Sun Enterprise Limited’s beneficial ownership of your ordinary shares. Please revise here to also disclose that your Chairman and CEO, Yee Kar Wing, is the controlling shareholder and sole director of Rainbow Sun. Additionally, clearly state whether you intend to take advantage of the controlled company exemptions under the NYSE rules.

In response to the Staff’s comment, the Company has revised the relevant cover page of the Amendment No. 1 to the Draft Registration Statement.

Table of Contents, page i

2.

We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Additionally, with respect to each statement attributed to industry publications and reports, please revise to disclose the title and year of publication of such reports.

In response to the Staff’s comment, the Company has revised the relevant disclosure pages i, 1 and 67 of the Amendment No. 1 to the Draft Registration Statement.

Overview, page 1

3.	Please revise your discussion of “tenant” to include a more robust explanation of the term and its relevance to both the company and customers.

In response to the Staff’s comment, the Company has revised the relevant disclosure pages 1 and 67 of the Amendment No. 1 to the Draft Registration Statement.

Prospectus Summary, page 1

4.	We note extensive discussion of artificial intelligence technology in your disclosure and that you are “focused on innovation in [y]our cloud solutions and the application of emerging technologies such as cloud technology and AI.” Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update your risk factors to reflect any material risks arising from your use of AI.

In response to the Staff’s comment, the Company has revised the relevant disclosure pages 15 and 71 of the Amendment No. 1 to the Draft Registration Statement.

Conventions Which Apply to This Prospectus, page 5

5.

We note from your disclosure on page 5 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your registration statement. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. For example, we note your disclosure on the cover page that the national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and that the basic policies of the PRC regarding Hong Kong provide Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 4, 7, 29 and 30 of the Amendment No. 1 to the Draft Registration Statement.

Risk Factors, page 8

6.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the relevant cover page and page 4, 29 and 30 of the Amendment No. 1 to the Draft Registration Statement

Risks Related to Our Ordinary Shares and This Offering Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, page 29

7.	Please explain the disclosure on the top of page 31 stating that your auditor has been inspected by the PCAOB on a regular basis, as no inspections are noted by the Staff.

In response to the Staff’s comment, the Company respectfully advises the Staff that Assentsure’s most recent inspection occurred in September 2024. The disclosure on the cover page and pages 32 and 34 have been updated accordingly.

Dividend Policy, page 41

8.	Please clarify your disclosure stating that you have not previously declared or paid any cash dividends. In this regard, we note from disclosure elsewhere that a dividend was declared on December 31, 2023.

In response to the Staff’s comment, the Company has revised the relevant cover page and pages of 5 and 44 of the Amendment No. 1 to the Draft Registration Statement.

Enforceability of Civil Liabilities, page 44

9.	You disclose here that a “majority” of your directors and officers are nationals or residents of jurisdictions other than the United States. On pages 27 and 34, you disclose that “all” directors and officers are nationals or residents of jurisdictions other than the United States. Please revise to clarify. Additionally, please revise to disclose where your directors and officers are nationals or residents of.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 47 and 83 of the Amendment No. 1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

10.	You disclose that you recognize revenue from the sale of software and IT application products; however, the tables on page 53 do not appear to include revenue from this category of offering. Please revise or advise.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 59 of the Amendment No. 1 to the Draft Registration Statement.

Concentration Risk, page 59

11.	You disclose that your top three customers for the fiscal year ended December 31, 2023 accounted for 32.8%, 17.9% and 11.5% of your total revenue. Please revise here or in your business section to identify these customers and disclose the material terms of any material agreements with these customers. See Item 3.D and Item 4.B of Form 20-F. Additionally, please file any material agreements as exhibits. Consider Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that its three largest customers for the fiscal year ended December 31, 2023 have declined to disclose their identities due to potential security risks that may result from the public disclosure of their identities. In particular, they are concerned that such disclosure could lead to targeted cyber-attacks, as malicious actors may be able to exploit knowledge of the specific technical solutions and related IT systems the Company provides to these customers. The security and confidentiality of these customers’ operations is critical not only to their business interests, but also to maintaining the integrity of their IT systems. Disclosing their identities could jeopardize their competitive position and put their technology infrastructure at greater risk, which is a concern that the Company takes very seriously. Thus, while the Company endeavors to provide greater transparency to investors, it believes that the security and confidentiality of its customers shall be prioritized in this instance. Furthermore, unauthorized disclosure would jeopardize the Company’s relationships with its customers and may result in potential disputes.

The Company respectfully advises the Staff that it does not believe (for the reasons set forth below) that any of the Company’s agreements with its three largest customers for the fiscal year ended December 31, 2023 is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)	Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B)	Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D)	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that transactions between the Company and its three largest customers for the fiscal year ended December 31, 2023 conducted in the ordinary course of business are primarily based on purchase orders. There were no formal long-term or framework agreement between the Company and such customers; prices and terms were negotiated separately for each purchase order and each transaction is handled on an individual basis. As such, the Company does not believe that its business is “substantially dependent” upon any particular agreement with its three largest customers for the fiscal year ended December 31, 2023 as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K, nor does the Company believe that any particular agreements would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Therefore, the Company believes that it is not required to file any agreements with such customers as an exhibit to the Form F-1.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 11 of the Amendment No. 1 to the Draft Registration Statement.

12.	We also note that you depend on a small number of suppliers and that three suppliers accounted for 35.1%, 34.8% and 10.1% of your cost of revenue for the fiscal year ended December 31, 2023. Please revise here or in your business section to identify these suppliers and disclose the material terms of any material agreements with these suppliers. See Item 3.D and Item 4.B of Form 20-F. Additionally, please file any material agreements as exhibits. Consider Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that its three largest suppliers for the fiscal year ended December 31, 2023 have declined to disclose their identities. Unauthorized disclosure would jeopardize the Company’s relationships with its suppliers and may result in potential disputes.

The Company respectfully advises the Staff that it does not believe (for the reasons set forth below) that any of the Company’s agreements with its three largest suppliers for the fiscal year ended December 31, 2023 is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)	Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B)	Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D)	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that transactions between the Company and its three largest suppliers for the fiscal year ended December 31, 2023 conducted in the ordinary course of business are primarily based on purchase orders. There were no formal long-term or framework agreement between the Company and such suppliers; prices and terms were negotiated separately for each purchase order and each transaction is handled on an individual basis. As such, the Company does not believe that its business is “substantially dependent” upon any particular agreement with its three largest suppliers for the fiscal year ended December 31, 2023 as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K, nor does the Company believe that any particular agreements would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Furthermore, there are many similar suppliers in the market that provide alternative services or products required for the Company’s operations and therefore the Company believes that it could easily procure alternative services or products in the event of the loss of any particular supplier. Therefore, the Company believes that it is not required to file any agreements with such suppliers as an exhibit to the Form F-1.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 12 of the Amendment No. 1 to the Draft Registration Statement.

Related Party Transactions, page 84

13.	We note your disclosure that the table includes major related parties and their relationships with the Company as of December 31, 2022 and 2023. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 90 of the Amendment No. 1 to the Draft Registration Statement.

Experts, page 110

14.	We note your disclosure that the audit report includes an explanatory paragraph referring to the translation of Hong Kong dollar amounts to United States dollar amounts. However, no such explanatory paragraph is included in the audit report on page F-1. Please clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that the explanatory paragraph addressing the convenience translation of Hong Kong Dollar amounts to United States Dollar amounts has been deleted from the Experts section on page 116 as it’s not necessary to be included. The US$ columns in the F-pages have been referenced accordingly to Note 2(e) which addresses the convenience translation policy.

ChowChow Cloud International Holdings Limited

Consolidated Statements of Operations and Comprehensive Income

For The Years Ended December 31, 2022 and 2023, page F-3

15.	We note from your disclosure on page 56 that other income includes the reversal of current expected losses on accounts receivable. Please revise to classify this reversal consistently with the charge for expected credit loss on trade receivables in general and administrative expenses.

In response to the Staff’s comment, the Company respectfully advises the Staff that the classification of the reversal of current expected losses on accounts receivable has been revised to ensure consistency with the charge for expected credit losses on trade receivables, which is included in general and administrative expenses. These revisions have been made on page 61 and other affected sections throughout the Amendment No. 1 to the Draft Registration Statement as necessary.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-12

16.	You indicate that if the software license is distinct and provides the customer with full control of the software, revenue is recognized when the license is delivered. Please clarify if the performance obligation is a right to use IP.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures on page 52 and page F-13 have been amended to clarify that the software or IT application license constitutes a “right to use” intellectual property (IP). Revenue from such licenses is recognized at a point in time when control is transferred to the customer, typically upon delivery or activation.

17.	We note that contracts with customers often contain multiple performance obligations. For each of the following types of contracts, please revise to explain how you determine whether the performance obligation is distinct. Refer to ASC 606-10-25-19 through 25-22:

●	Sale of hardware products that include system setup, development, customization, or integration services;
●	Sale of software and IT application products that include packaged software, customized setup implementation, or integrated hardware and software platforms;
●	Maintenance and support services that consist of unspecified future updates and upgrades, as well as technical support; and
●	IT professional services related to IT system setup, development, customization or integration services.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures on pages 53 and 54 and page F-14 have been amended to clarify how the distinctness of performance obligations is evaluated in contracts with customers. Specifically, the revised disclosure addresses the criteria under ASC 606-10-25-19 through 25-22 for each type of contract, including bundled hardware, software, IT professional services, and maintenance and support services. The amended disclosure also includes management’s assessment that maintenance and support services are immaterial in certain contracts and are therefore not separated from the software license, treating them as a single performance obligation.

18.	Please explain why IT professional services are recognized at a point in time upon the completion of the services. That is, tell us what consideration was given to whether control of these services is transferred over time based on the criteria in ASC 606-10-25-27.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures on page 53 and page F-13 have been amended to clarify that revenue from IT professional services is recognized at a point in time. This is because these services do not meet the criteria for over-time recognition under ASC 606-10-25-27. Specifically, control is transferred upon completion, as the customer does not consume benefits as the services are performed, does not control an asset during performance, and the Company lacks an enforceable right to payment until the services are completed.

19.	Please revise to explain what consideration was given to the principal versus agent considerations in ASC 606-10-55-36 through 55-40. In this regard, based on disclosures elsewhere in your filing, we note your partnerships with cloud and technology service providers and that you outsource to third-party service providers.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosures on page 54 and page F-15 have been amended to clarify the Company’s principal versus agent considerations under ASC 606-10-55-36 through 55-40. The revised disclosure explains that the Company acts as the principal by controlling the specified goods and services before transferring them to the customer. This conclusion is based on the Company’s primary responsibility for fulfillment, assumption of inventory risk, and discretion in pricing.

20.	Please revise to disaggregate revenue from contracts with multiple performance obligations among your other categories of revenue, including revenue generated from the sale of software and IT application products. In addition, revise your consolidated statements of operations and comprehensive income to separately present revenue and related cost of revenues from products and from services to the extent greater than 10% of the respective totals. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that we have revised our disclosure to address the disaggregation of revenue from contracts with multiple performance obligations. Our contracts often comprise hardware, software, and IT professional services, which are evaluated for distinctness in accordance with ASC 606-10-25-19 through 25-22.

For contracts where the performance obligations are highly interrelated and interdependent, they are treated as a single performance obligation. Revenue for the combined deliverable is recognized when control transfers to the customer, typically upon completion and acceptance, as the obligations do not meet the criteria for distinctness.

We have amended our disclosure on pages 53 and 54 and page F-14 to explain our evaluation process for distinctness, the rationale for categorizing revenue by the nature of the combined obligations, and alignment with ASC 606 guidance. Additionally, page F-3 has been updated to include a breakdown of revenue and cost of revenue between products and services. Further details are provided in Note 2(m) on page F-16 and Note 2(n) on page F-18, consistent with Rules 5-03(b)(1) and (2) of Regulation S-X, for amounts greater than 10% of the respective totals.

(o) Selling and marketing expenses, page F-15

21.

We note your disclosure that capitalized commissions are amortized over the period in which the related performance obligations are satisfied. Revise to disclose how any commissions paid for renewals are considered in your estimated benefit period and the period of time over which you amortize commission costs related to contract renewals. That is, if additional sales commissions are paid upon contract renewal, consideration should be given to whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and ASC 340-40-50-2.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised to clarify the treatment of commissions, including the consideration of renewal commissions, in determining the estimated benefit period and the amortization period. The revised disclosure also confirms that the Company did not pay any renewal commissions for the years ended December 31, 2022, and 2023. These updates have been included on page F-18 of the filing and align with the guidance provided in ASC 340-40-35-1 and ASC 340-40-50-2.

(v) Segment reporting, page F-18

22.	Please revise to also disclose revenues from external customers attributed to your country of domicile. We note your disclosures in this regard on the cover page and page 25 of your filing. Refer to ASC 280-10-50-4.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised to include revenues from external customers attributed to our country of domicile, in accordance with the requirements of ASC 280-10-50-4. Specifically, a table has been provided to disaggregate revenue by geographic area for the years ended December 31, 2022, and 2023. The table details revenues attributed to our country of domicile (Hong Kong), as well as revenues attributed to customers from other regions. This disclosure aligns with the guidance in ASC 280-10-50-4 by attributing revenues based on the location of the customers. The revised disclosure is included on page F-21 of the filing and ensures consistency across all references in the audit report.

Note 10. Intangible Asset, Net, page F-29

23.

You indicate that development costs paid in preparing an asset for its intended use are capitalized when they meet the criteria for recognition as an intangible asset under ASC 350. Please confirm that such capitalized costs are those incurred during the application development stage consistent with the guidance in ASC 350-40-25-2 or revise accordingly. In addition, you indicate that amortization of the intangible asset began upon the asset being placed into service. Amortization should begin when the intangible asset is ready for its intended use, regardless of when it is placed in service, based on the guidance in ASC 350-40-35-6. Please revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on page F-32 has been revised to clarify that capitalized development costs are those incurred during the application development stage, consistent with ASC 350-40-25-2. Furthermore, the disclosure has been amended to specify that amortization commences when the intangible asset is ready for its intended use, in accordance with ASC 350-40-35-6.

General

24.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 3, 4, 29 and 30 of the Amendment No. 1 to the Draft Registration Statement.

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

***

If you have any questions regarding the Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP